SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2010

OPTIBASE LTD
 (Translation of registrant's name into English)

2 Gav Yam Center, 7  Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release
Optibase Announces Option Agreement Regarding Rumlang Property

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;
333-122128;333-137644;333-139688) of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant)

By:	/s/ Amir Philips
Name: Amir Philips
Title: Chief Financial Officer

Date: March 2, 2010

Media Contacts: Talia Rimon, Director of Marketing Communications, Optibase, Ltd. 011-972-9-9709-125 taliar@optibase.com

Investor Relations Contact: Marybeth Csaby, KCSA for Optibase +1-212-896-1236 mcsaby@kcsa.com

Optibase Announces Option Agreement

Regarding Rumlang Property

HERZLIYA, Israel, March 2, 2010 – Optibase Ltd. (Nasdaq: OBAS), today announced that its subsidiary, Optibase RE 1 SARL, entered into an Option Agreement with a Cypriot company, Chessell Holdings Limited.  In October 2009, Optibase RE 1 SARL acquired a commercial building located at Riedmattstrasse 9, Rümlang, Switzerland. For further information regarding Optibase's acquisition of the Rumlang property, see the press release dated October 30, 2009.

Through its beneficial owner, Chessell Holdings introduced Optibase to the Rumlang property and facilitated Optibase’s acquisition and financing of the property.

Under the Option Agreement, Optibase RE 1 SARL granted Chessell Holdings an option to purchase twenty percent (20%) of the share capital of Optibase RE 1 SARL. Chessell Holdings undertook to pay a purchase price for the option of CHF 315,000 for the option.

The exercise price under the Option Agreement is calculated based on Optibase’s acquisition costs for the Rumlang Property plus interest and an adjustment for proceeds that are distributed to Optibase RE 1’s shareholders.

The shares that would be issued to Chessell Holdings upon exercise of the option will not have voting rights and would be subject to transfer restrictions in favor of Optibase.

About Optibase
Optibase provides video over IP solutions, specializing in video encoding, decoding and streaming for federal and state government agencies, Telco operators, enterprise organizations and the world's leading broadcast service providers.  With a collection of open, standards-based products, Optibase enables its customers to take full advantage of video distribution over their IP network, ensuring superb video quality in a scale of bit-rates for simple and effective video streaming to desktops, STBs and VOD applications. Optibase has recently resolved to diversify its operations by entering into the fixed-income real-estate sector. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.